Exhibit 3
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CLOSURE OF REGISTER OF MEMBERS
This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is made to the announcement of China Unicom (Hong Kong) Limited (the “Company”) dated 28 September 2009 and the circular of the Company dated 9 October 2009 regarding the proposed off-market share repurchase.
Notice is hereby given that the register of members of the Company will be closed from 30 October 2009 to 3 November 2009 (both days inclusive), during which no transfer of shares of the Company will be registered. In order to qualify for attendance and voting at the Extraordinary General Meeting to be held on Tuesday, 3 November 2009 (or any adjournment thereof), all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:30 p.m. on 29 October 2009.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 9 October 2009
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	: Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive directors	: Cesareo Alierta Izuel and Jung Man Won
Independent non-executive directors	: Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton and Timpson Chung Shui Ming